

DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05

February 23, 2006

<u>via U.S. Mail</u>
Lynn Petersen
President and Chief Executive Officer
Kodiak Oil & Gas Corporation
1625 Broadway, Suite 330
Denver, CO 80202

> **Re:** **Kodiak Oil & Gas Corporation**
> **Amendment No. 2 to Registration Statement on**
> **Form 20-F**
> **File No. 0-5163**
> **Filed February 8, 2006**

Dear Mr. Petersen:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4. Information on the Company, page 8</u>

<u>History and Development of the Company, page 8</u>

1. We partially reissue prior comment 3 of our letter dated December 30, 2005. It does not appear that all material agreements have been filed as exhibits. We refer you to disclosure on page 8 in which you disclose that the company entered into

an "arrangement" with CP LLC in 2002. No agreement evidencing such arrangement has been filed. In addition, we note your disclosure regarding the assignment to the company by CP LLC of its interest in a joint exploration project entered into in June 2003 with Warren Resources, Inc. In this regard, it would appear that the agreement between CP LLC and Warren Resources, Inc. that was filed as an exhibit represents the agreement that was assigned. However, we are unable to verify this fact given that an assignment agreement has yet to be filed. With your next amendment, please file all agreements entered into between the company and affiliates of Mr. Petersen or any other persons to the extent such agreements are or were material to the operation of your business.

2.   To the extent it is material to an understanding of the historical development of your business, please revise the disclosure to delineate the terms of the "arrangement" you entered into with CP LLC in 2002.

Risk Factors, page 3

Risks Relating to the Company, page 3

"Our operations require significant capital…," page 3

3.   Revise to specify the anticipated shortfall in capital resources based on current working capital held.

"A substantial or extended decline in oil…," page 6

4.   To the extent it is material to your operations, please tailor your discussion in this risk factor to reference, as done on page 13, the manner in which seasonal winter drilling stipulations impact your operations with respect to your leasehold interests on Bureau of Land Management lands.

Item 4. Information on the Company, page 8

History and Development of the Company, page 8

5.   You disclose that you completed a private placement in December 2005, which generated gross proceeds of $9,800,000. However, on page 17, you make a similar disclosure that indicates the private placement generated gross proceeds of $9,000,000. Please revise your disclosures to correct the amount(s) referenced and to eliminate this inconsistency, including any other corresponding disclosures that may be affected.

6.   Consistent with the requirements of Item 4.B. of Form 20-F, please supplement the disclosure in the business section to reference all the material ways in which the business is impacted by seasonality.

Operating and Financial Review and Prospects, page 15

7.   We have read your response to prior comment 17, in which you state that you revised your disclosure to indicate that you use a conversion factor of 6 MCF of natural gas to one barrel of oil to achieve a common unit of measure. However, it appears that you have not revised this disclosure, which continues to be inconsistent with your disclosure in Note 2(c) to your consolidated financial statements. Please correct this inconsistency and, if necessary, make other corresponding changes where the incorrect conversion factor is used or affects other amounts.

Directors, Senior Management and Employees, page 18

Biographical Information, page 19

8.   Please revise the disclosure for Lynn A. Peterson to reflect the correct spelling of his previous employer, Ernst & Whinney.

Interim Consolidated Financial Statements, page 61

Interim Consolidated Statements of Loss and Deficit, page 63

9.   We note that you have classified depletion & depreciation for the three- and nine-month periods ended September 30, 2005, as "Other items." However, as it appears you have commenced production, generated revenues, and determined and recorded depletion expense associated with your "proved oil and gas properties," it appears that depletion would more appropriately be classified within "Costs and Expenses" in your annual and interim consolidated statements of loss and deficit.

10.   Please expand your earnings per share disclosure to also reflect diluted loss per share.

Notes to the Interim Consolidated Financial Statements, page 65

Note 2 – Oil and Gas Properties, page 65

11.   You disclose that you calculate depletion based on "proved reserves," and your
         tabular presentation of oil and gas properties indicates the existence of "proved oil
         and gas properties." Additionally, gas and oil revenues are reflected in your
         interim consolidated statements of loss and deficit. Please reconcile this
         disclosure with other disclosures regarding proven reserves throughout your
         filing, including in Note 6(a) of the interim financial statements, where you state
         that you do not have any proven or probable reserves. Please amend your filing
         to properly reflect the current state of your business operations and status of your
         oil and gas reserves.

 Closing Comments

         As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

         In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the
      filing;

  •   staff comments or changes to disclosure in response to staff comments do not
      foreclose the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding
      initiated by the Commission or any person under the federal securities laws of the
      United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Don Delaney at (202) 551-3863 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

Tangela Richter
Branch Chief

via facsimile
Randall Jones, Esq.
Dorsey & Whitney LLP
(206) 903-8820